THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO
          RULE 901 (d) OF REGULATION S-T


                    UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
               Washington, DC 20549

                   Schedule 13G

     Under the Securities Exchange Act of 1934
             (Amendment No.    2   )*


                Horizon Group, Inc.
                 (Name of Issuer)

     Common Stock, Par Value $ .01 per share
          (Title of Class of Securities)

                     44041X106
                  (CUSIP Number)


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



       (Continued on the following page(s))
               Page 1 of 5 Pages

CUSIP NO.   44041X106

(1)  Names of Reporting Persons S.S. or I.R.S.
     Identification Nos. of Above Persons:

     First Union Corporation  56-0898180

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization:

     North Carolina


Number of Shares Beneficially Owned by Each
Reporting Person with:
(5)  Sole Voting Power           1,089,144
(6)  Shared Voting Power                 0
(7)  Sole Dispositive Power      1,154,660
(8)  Shared Dispositive Power       16,000

(9)  Aggregate Amount Beneficially Owned by Each
     Reporting Person

     1,171,260

(10) Check if the Aggregate Amount in Row 9
     Excludes Certain Shares (See Instructions)

     [ ]

(11) Percent of Class Represented by Amount in
     Row 9

     4.87 % (based on 24,067,000 shares
     outstanding on 12/31/97)

(12) Type of Reporting Person (See Instructions)

     First Union Corporation (HC)

                                       Page 3 of 5
Item 1(a) Name of Issuer:

         Horizon Group, Inc.

Item 1(b) Address of Issuer's Principal Executive
Offices:

         5000 Hakes Drive
         Norton Shores, MI  49441
         [X]

Item 2(a) Name of Person Filing:

         First Union Corporation

Item 2(b) Address of Principal Business Office:

         One First Union Center
         Charlotte, North Carolina 28288-0137

Item 2(c) Citizenship:

         North Carolina

Item 2(d) Title of Class of Securities:

         Common Stock, Par Value $ .01 per share

Item 2(e) CUSIP Number:

         44041X106

Item 3      If this statement is filed pursuant to
            Rules 13d-1(b), or 13d-2(b), check
            whether the person filing is a:

            (g)[X]Parent Holding Company, in
            accordance with  section 240.13d-1(b)
            (ii) (G)

Item 4      Ownership.

            (a)Amount Beneficially Owned:
            1,171,260
            (b)Percent of Class:
            4.87%
            Number of shares as to which such person
            has:
            (i)sole power to vote or to direct the
            vote
            1,089,144
            (ii)shared power to vote or to direct the
            vote
            0
            (iii)sole power to dispose or to direct
            the disposition of
            1,154,660
            (iv)shared power to dispose or to direct
            the disposition of
            16,000

Item 5      Ownership of Five Percent or Less of a
            Class.


Item 6      Ownership of More Than Five Percent on
            Behalf of Another Person.

            Not applicable

Item 7      Identification and Classification of the
            Subsidiary Which Acquired the Security
            Being Reported on by the Parent Holding
            Company.

            First Union Corporation is filing this
            schedule pursuant to Rule 13d-1(b)(ii)(G) as indicated under Item
            3(g).  The relevant subsidiaries are
            Evergreen Asset Management Corporation
            (IA), Lieber & Company (IA) and First
            Union National Bank, Avondale, PA (BK).
            Evergreen Asset Management Corporation
            and Lieber & Company are investment
            advisors for mutual funds and other
            clients; the securities reported by
            these subsidiaries are beneficially
            owned by such mutual funds or other
            clients.  The other First Union entity
            listed above holds the security reported in a fiduciary capacity for its respective customers.

Item 8      Identification and Classification of
            Members of the Group.

            Not applicable

Item 9      Notice of Dissolution of Group.

            Not applicable

Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                       Page 5 of 5
Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST UNION CORPORATION

February 11, 1998
Date




Signature

Karen F. Knudtsen,  Assistant Vice President &
Compliance Officer